5 7

Dated August 30, 2003

EURO-PROJECTS (LTTC) LIMITED

and

RESIN SYSTEMS INC.

and

RESIN SYSTEMS INTERNATIONAL LTD.

TECHNOLOGY LICENCE AGREEMENT

TECHNOLOGY LICENCE AGREEMENT

Date:

Parties:

1.   **EURO-PROJECTS (LTTC) LIMITED** a company incorporated under the laws of England and Wales whose registered office is at Leicestershire, England ("the Licensor")

2.   **RESIN SYSTEMS INC.** a company incorporated under the laws of Alberta, Canada whose registered office is in Edmonton, Alberta, Canada ("Resin Canada")

3.   **RESIN SYSTEMS INTERNATIONAL LTD.** a company incorporated under the laws of Barbados whose registered office is in Bridgetown, Barbados ("RSI")

(Resin Canada and RSI collectively referred to as the "Licensees")

Recitals:

1.   The Licensor is the proprietor or joint proprietor of intellectual property rights (as defined below) in certain technologies as more particularly described below ("the Existing Technologies").

2.   Pursuant to a Joint Venture Agreement (as defined below) the Licensor has agreed to grant to the Licensees a licence over certain Technologies (as defined below) based on their respective North American and non-North American activities according to the terms and conditions of this Agreement and, during the duration of its term, the Joint Venture Agreement.

Operative provisions:

ARTICLE 1
DEFINITIONS

1.1   In this Agreement the following terms shall have the following meanings unless the context otherwise requires:

"Collaboration Agreements"	those agreements listed in Schedule 3 amended from time to time
"Collaboration Parties"	the parties to the Collaboration Agreements
"Conditional Technologies"	the technologies listed in Part 2 of Schedule 2
"Effective Date"	the date of this Agreement
"Existing Technologies"	the technologies listed in Part 1 of Schedule 2
"Improvements"	all improvements, modifications or adaptations to any part of the Technical Information which might reasonably be of commercial interest to either party in the development and commercialisation of the Technologies and which may be made or acquired by the Licensees during the term of this Agreement

2

"Included Technologies"	any New Technologies or Conditional Technologies which the Licensor licenses to the Licensees in accordance with clause 5 of this Agreement
"Intellectual Property Rights"	all rights of intellectual property (including, without limitation, patents, copyrights, design rights, rights in the nature of copyright and design rights, registered designs, trade marks, service marks, trade names and applications for any of the foregoing) comprised in or otherwise relating to the Technologies and which either are owned by the Licensor or which the Licensor is entitled to license on the terms of this Agreement and including the Patent Rights, any Improvements and the Trade Marks
"Joint Venture Agreement"	the Joint Venture Agreement dated August 30, 2003
"Joint Venture"	the joint venture among the Licensor and the Licensees as further described in the Joint Venture Agreement
"Joint Venture Participants"	the parties to the Joint Venture pursuant to the Joint Venture Agreement
"New Technologies"	any new technologies developed or acquired by the Licensor during the term of the Licence for which Licensor is entitled to license to the Licensees under the terms of this Agreement without Licensor acquiring any further consents or waivers from any third party.
"North America"	Canada and the United States of America

"Patent Rights"

(i) the patents and patent applications short particulars whereof are set out in Part 1 of Schedule 1;

(ii) all patent applications filed by or on behalf of the Licensor which either are based on or claim priority from any of the foregoing patents and patent applications or which are in respect of any Included Technologies to which the Licensor is exclusively entitled or which the Licensor is entitled to license on the terms of this Agreement; and

(iii) all patents which may be granted pursuant to any of the foregoing patent applications

"Products"	products incorporating or using any Intellectual Property Rights or Technical Information
"Services"	services utilising the Products or any Intellectual Property Rights or Technical Information

"Technical Information"	all know-how, experience, data, data bases, drawings, designs, circuit diagrams, computer programs and all other technical information relating to the Technologies and the use of which the Licensor is entitled to license under this Agreement
"Territory"	means the whole world
"Technologies"	the Existing Technologies and the Included Technologies
"Trade Marks"	the trade mark short particulars of which are set out in Part 2 of Schedule 1 and any other trade marks relating to the Technologies owned by the Licensor during the term of the Licence
"Year"	a twelve month period beginning with the Effective Date or an anniversary of the Effective Date.

1.2   Headings are for ease of reference and shall not be taken into account in construing this Agreement. Where appropriate words denoting the singular shall include the plural and vice versa. Reference to any statute or statutory provision shall include a reference to the statute or statutory provision as from time to time amended, extended or re-enacted.

ARTICLE 2
LICENCE

2.1   The Licensor grants and agrees to grant to Resin Canada a licence to make, have made, use, offer to sell, sell and import Products, and to otherwise develop, carry out research into, market, promote and exploit commercially the Intellectual Property Rights and the Technical Information in any way Resin Canada sees fit in the geographic area within the Territory defined as North America.

2.2   The Licensor grants and agrees to grant to RSI a licence to make, have made, use, offer to sell, sell and import Products, and to otherwise develop, carry out research into, market, promote and exploit commercially the Intellectual Property Rights and the Technical Information in any way RSI sees fit anywhere in the Territory outside North America.

2.3   Subject to the rights of the Collaborating Parties as defined in the Collaboration Agreements and any third party rights notified by the Licensor under clause 5, the licences granted in clause 2.1 and 2.2 above shall be exclusive in respect of each Technology and respective countries within the Territory as described in clause 2.1 and 2.2:

(a)   if there are Patent Rights in a particular country, until the expiry of the last to expire of such Patent Rights or, if later, until the expiry of the period referred to at clause (b) below;

(b)   if there are no Patent Rights in a particular country but that country is part of the common market (as that expression is used in EC Regulation 96/240 ("the Regulation"), until the earlier of the expiry of a period of 10 years from the first marketing of the Products or Services in the common market and the Technical Information licensed under clause 2.2 ceasing to be secret and substantial within the meaning of EC Regulation 96/240 ("the Regulation");

(c)   if there are no Patent Rights in a particular country, and that country is not a member of the European Union, until the last to expire of the Patent Rights anywhere in the Territory pursuant to the division of the Territory described in clauses 2.1 and 2.2.

2.4   Other than as expressly authorized herein, the Licensees shall be entitled to sub-license any of the Intellectual Property Rights or Technical Information provided that:

(a)   they shall provide notice to the Licensor prior to granting the sublicense;

(b)   during the term of the Joint Venture Agreement, the benefits of such sub-licence shall accrue to the account of the Joint Venture Participants in accordance with the Joint Venture Agreement; and

(c)   the Licensees shall remain responsible for all acts and omissions of any such sub-licensee as though they were by the Licensees.

2.5   The Licensees shall be entitled to sub-contract the manufacture of the whole or any part of the Products or the delivery of the Services. During the term of the Joint Venture Agreement, the Joint Venture Participants and, thereafter the Licensees, as applicable, shall be responsible for the acts and omissions of any operating entities or subcontractor including, but not limited to, RS Technologies Inc., as though they were the acts and omissions of the Joint Venture Participants or the Licensees themselves, as appropriate under the circumstances.

2.6   During the term of the Joint Venture Agreement, and pursuant to the terms of the sublicense with any operating entity, the obligation to pay any royalties to any Collaboration Parties shall be borne by the operating entity on behalf of the Joint Venture Participants.

2.7   The Licensees shall execute all such documents and do all such acts as may be required by the Licensor for the purpose of registering the Licensees or any sub-licensees of the Licensees as a licensee of any of the Intellectual Property Rights at the relevant patent or trade mark office.

2.8   The Licensor shall during the term of this Agreement provide the Licensees with consultancy and training services related to the use of the Technologies and the manufacture of Products and delivery of Services in accordance with the terms of the Joint Venture Agreement.

ARTICLE 3
IMPROVEMENTS

3.1   The Licensees shall forthwith disclose to the Licensor in confidence and in such detail as the Licensor may reasonably require all Improvements that it may develop or acquire except in so far as such disclosure would result in the unauthorised disclosure of information derived from and subject to confidentiality obligations in favour of a third party.

3.2   Where the Licensees have developed or acquired an Improvement to which clause 3.1 above applies, they shall not publish the same or do anything that might prejudice the validity of any patent that might subsequently be granted on it until the Licensor has had at least thirty (30) working days from disclosure in writing of all information relating to it to consider whether patent or other protection should be applied for. The Licensor shall on request notify the Licensees whether it intends to seek any relevant protection. If it does not wish to do so and if the Licensees within the thirty (30) working day period notifies the Licensor that they would like to seek patent or other protection, then they may do so (in the name of the Licensees) and this obligation shall continue for such time as is reasonably required to prepare and file an application for patent or other protection.

3.3   Any such Improvements shall be shared for the benefit of both Resin Canada and RSI in accordance with the terms of this Agreement.

ARTICLE 4
TECHNICAL INFORMATION

4.1   Unless otherwise agreed, within fourteen (14) days of the Effective Date or, where applicable, within fourteen (14) days of the date of the notice that any Included Technologies are licensed to the Licensees under and in accordance with clause 5 of this Agreement, the Licensor shall supply the Licensees with all Technical Information in its possession that has not previously been disclosed.

4.2   The Licensees shall be exclusively responsible for all Products and Services sold or supplied by the Licensees pursuant to this Agreement and accordingly the Licensees shall indemnify and keep the Licensor indemnified against any and all liability, loss, damages, costs, professional and other expenses of any nature whatsoever incurred or suffered by the Licensor arising out of any claim or proceedings brought against the Licensor by a third party arising out of or relating in any way to the exercise of the Licence by the Licensees or a sub-licensee of the Licensees.

ARTICLE 5
NEW TECHNOLOGIES AND CONDITIONAL TECHNOLOGIES

5.1   If, during the term of this Agreement, the Licensor has developed or acquired any New Technologies, it shall give notice in writing to the Licensees of such New Technologies which shall include a description of the New Technologies, details of any registered Intellectual Property Rights or applications for the same and any third party rights in relation to the New Technologies, and the Licensees shall within thirty (30) working days of the date of the notice notify the Licensor whether it wishes to take a licence of the New Technologies on the terms and conditions of this Agreement.

5.2   Subject to the JVA, if the Licensees notify the Licensor that they wish to take a licence of such New Technologies in accordance with clause 5.1 above, from the date of receipt of such notification by the Licensor, such New Technologies shall be included in this Agreement as part of the Included Technologies. If the Licensees notify that they do not wish to take a licence or if they fail to notify as provided for in clause 5.1 above, the Licensor shall be free to commercially exploit such New Technologies as Licensor sees fit.

5.3   The Aqualiner technology (as referred to in Schedules 1 and 2) shall become part of the Included Technology when the proper consents and licensing terms have been agreed to in a definitive agreement among the Licensor, its relevant Collaboration Parties, and the Licensees. Notwithstanding, the Licensor shall use its best efforts to enforce the agreed terms under its memorandum of understanding with the Acquiliner Collaboration Parties as the parties to this Agreement understand and have relied upon those terms, in both equity and law.

5.4   Subject to clause 5.2 above, if, during the term of this Agreement, the Licensees notify the Licensor in writing that they wish to take a licence of any Conditional Technologies, the Licensor shall endeavour to obtain such consents from the Collaboration Parties as may be necessary to include such Conditional Technologies on the terms and conditions of this Agreement. The Licensor shall give notice in writing to the Licensees when such consents have been obtained (which shall include copies of such consent and any conditions upon which they have been given). However, in the event that any such Collaboration Agreement includes a royalty component payable by the Licensees to the particular Collaboration Party, the Licensees shall have the right to approve any such terms prior to the Licensor entering into the Collaboration Agreement.

5.5   From the latter of the date of the notice or any necessary approval referred to in clause 5.4 above each of the Conditional Technologies shall be included in this Agreement as part of the Included Technologies.

ARTICLE 6
PAYMENT AND COLLABORATION AGREEMENTS

6.1   Subject to clause 5.4 herein, the Licensees shall at the direction of the Licensor and without undue delay make royalty payments to the Collaborating Parties where such payments are due and payable by the Licensor in accordance with the Collaboration Agreements.

6.2   If, within 5 years of the Effective Date or of the date when any of the Technologies are licensed to the Licensees under this Agreement (if later) the Licensees have not commenced the commercial exploitation of any particular Technologies, whether (i) by actively setting up manufacturing operations for the commercial exploitation of the particular Technologies; (ii) through the supply of Products or Services in reasonable commercial quantities, or (iii) through the grant of a sub-licence which has itself resulted in the supply of Products or Services in reasonable commercial quantities, the license in whole or in respect of any undeveloped or unexploited Technologies shall cease to be exclusive. Any dispute over whether or not the Licensees have taken such steps for the purpose of this clause the Parties shall revert the determination of this issue through arbitration in accordance with Article 14 herein.

6.3   Notwithstanding clause 6.2, if at any time during the term of this Agreement, the Licensor receives notification in writing from the Licensees that they no longer wish to develop or exploit any particular Technologies, this Agreement shall terminate forthwith in respect of such Technologies and the Licensor shall be entitled to exploit such Technologies as it sees fit.

ARTICLE 7
CONFIDENTIALITY

7.1   The Licensees shall maintain secret and confidential the Technical Information and each party shall maintain secret and confidential all other information obtained from the other party ("disclosing party") both pursuant to this Agreement and prior to and in contemplation of it, shall use the same exclusively for the purposes of this Agreement, and shall disclose the same only to those of its directors, employees, professional advisers, sub-licensees and sub-contractors to whom and to the extent that such disclosure is reasonably necessary for the purposes of this Agreement.

7.2   The obligations of clause 7.1 shall not apply information which:

(a)   the receiving party can prove by documentary evidence produced to the disclosing party within fourteen (14) days of disclosure was already in the possession of the receiving party and at its free disposal before such disclosure; or

(b)   is subsequently disclosed to the receiving party without any obligation of confidence by a third party who has not derived it directly or indirectly from the disclosing party; or

(c)   enters the public domain through no act or default of the receiving party or its agents or employees.

7.3   Nothing contained in clause 7.1 shall prevent the receiving party from disclosing information:

(a)   to the extent that disclosure is the inevitable consequence of making products available to the public in accordance with a licence granted to the receiving party under this Agreement;

(b)   whose disclosure is required by law provided that, in such circumstances, the receiving party shall have:

    (i)   informed the disclosing party promptly upon becoming aware of the relevant legal requirement; and

    (ii)   first given written notice to the authority requiring the disclosure that the information is the confidential information of a third party.

7.4   The receiving party shall procure that all its directors, employees and professional advisers who have access to any information of the disclosing party to which the obligations of clause 7.1 apply ("Information") shall be made aware of and subject to those obligations. In addition, the receiving party shall procure that any permitted sub-licensee and sub-contractors who have access to any Information shall first enter into binding written confidentiality obligations in respect of the Information that are no less onerous than those accepted by the receiving party under this clause 7.

7.5   The receiving party shall give all such assistance as may reasonably be required by the disclosing party in enforcing obligations of confidentiality in respect of Information against such of its directors, employees, professional advisers, sub-licensees and sub-contractors who have been allowed access to the same under this Agreement.

ARTICLE 8
WARRANTIES AND LIMITATION OF LIABILITY

8.1   The Licensor warrants that, to the best of its knowledge and belief, it has the power and authority to grant the Licence. Furthermore, the Licensor warrants that it has not and will not make any commitments to others inconsistent with or in derogation of such rights.

8.2   The Licensor warrants that, to the best of its knowledge and belief as of the date of this Agreement or at the time each New Technology is added, the Licensor either legally or beneficially owns or controls the necessary rights so that the exercise of the rights granted or to be granted to the Licensees under this Agreement will not result in the infringement of valid patents or other intellectual property rights of third parties anywhere in the world.

8.3   The Licensor warrants that so far as it is aware after diligent inquiry:

(a)   there is no litigation, arbitration action, or order pending or outstanding or threatened or imminent that seeks to limit or challenge or that concerns the ownership, use, validity, or enforceability of any Patent Rights or Technical Information of the Licensor in any of the Existing Technologies and Conditional Technologies; and

(b)   the Licensees' use of any Patent Rights and Technical Information in accordance with the terms of this Agreement will not result in any such action.

8.4   The entire liability of the Licensor for direct loss, including loss of profits whether in contract, tort, negligence, breach of statutory duty or otherwise arising out of or in connection with this Agreement or the Licensees' use of the Technologies shall not exceed the aggregate total payments received by the Licensor under the terms of the Joint Venture Agreement in respect of the particular Technology concerned.

8.5   In no circumstances shall the Licensor be liable to the Licensees whether in contract, tort, negligence, breach of statutory duty or otherwise in respect of loss of profits, revenue, goodwill, business opportunity, loss of or cost of restoration of data or any other indirect, consequential, financial or economic loss or damage whatsoever or howsoever arising out of or in connection with this Agreement or the Licensees' use of the Technologies.

8.6   If any limitation or exclusion contained in this Agreement is judged by a competent court to be unreasonable in the circumstances then the Licensor's maximum liability under this

Agreement is increased to the amount that the Licensees' can recover under their respective insurance for the loss or damage in question.

8.7   Nothing in this Agreement shall constitute any representation that the Intellectual Property Rights shall, if subject to any application for a patent, proceed to grant or if granted shall be valid.

ARTICLE 9
INDEMNIFICATION OF LICENSEES

9.1   Each party shall fully notify the other as soon as it becomes aware of any actual or suspected infringement of any Intellectual Property Rights including infringements by third parties of any Intellectual Property Rights; any proceedings challenging the validity or ownership of any such Intellectual Property Right in any country or territory; or of any claim of an actual infringement of patents or other intellectual property rights vesting in a third party ("IPR Infringement").

9.2   The Licensor will assume the defence of any suit brought against the Licensees or their vendees, mediate or immediate, for infringement of any Intellectual Property Rights or for wrongful use of proprietary information of any third party insofar as such suit is based on a claim that the infringement or wrongful use is attributable to the Licensees' application without substantial modification of the Patent Rights or Technical Information supplied under this Agreement. In any such suit, the Licensor will indemnify the Licensees against any money damages or costs awarded in such suit in respect of such claim.

9.3   The obligations of the Licensor stated in Clause 9.2 above apply only if (a) the Licensees promptly inform the Licensor in writing of any claim within the scope of Clause 9.2, (b) the Licensor is given exclusive control of the defence of such claim and all negotiations relating to the settlement, and (c) the Licensees assist the Licensor in all necessary respects in conduct of the suit.

ARTICLE 10
TERM AND TERMINATION

10.1   The Parties agree that this Agreement shall commence on the Effective Date and shall continue in duration pursuant to the terms of the Joint Venture Agreement. In the event this Agreement survives termination of the Joint Venture Agreement pursuant to Section 8.4 therein, it shall thereafter continue in force until termination:

(a)   immediately upon the written election of either party in the event that the other party shall be in breach of a material term of this Agreement and such breach shall not be rectified within ninety (90) days of notice to the party in breach, specifying particulars of such breach; or

(b)   by agreement between the parties at any time.

10.2   In the event that the Parties cannot agree on whether a breach complained of pursuant to Clause 10.1(a) above is in fact a breach of a material term of this Agreement, the Parties shall revert the determination of this issue through arbitration in accordance with Article 14 herein. In the event that it is determined through this process that the breach complained of is in fact a breach of a material term of this Agreement, the Party found to be in breach shall have ninety (90) days from the date of such determination to rectify the breach.

10.3   Termination of this Agreement shall be without prejudice to any rights of either party which may have accrued prior to the date of such termination.

10.4   Articles 7, 8.4, 8.5, 9 and 14 shall survive termination of this Agreement.

10.5   On termination of this Agreement for any reason the Licensees shall have the right for a period of one (1) year from the date of termination to complete deliveries on contracts in force at that date and to dispose of and/or use Products already manufactured subject to payment to the Licensor of royalties in accordance with clause 10.1 above (the "Sell-Off Period").

10.6   On termination of this Agreement for any reason or, where applicable, on expiry of the Sell-Off Period the Licensees shall:

(a)   forthwith cease to exercise any of the rights granted to it under this Agreement;

(b)   forthwith terminate any sub-licence granted in accordance with clause 2.

ARTICLE 11
GENERAL

11.1   In the event of the termination of the Joint Venture Agreement, any party to this Agreement may assign its interest under this Agreement by providing notice to the other parties so long as the assignee agrees to be bound by its terms. This Agreement shall be binding upon and enure to the benefit of the parties hereto and the legal successors of the Licensor and Licensees.

11.2   It is the intention of the Parties hereto that, during the term of the Joint Venture Agreement, the terms of this Agreement shall be subject to any conflicting provisions on the Joint Venture Agreement. For greater certainty, in the event of a conflict between this Agreement and the Joint Venture Agreement, the terms of the Joint Venture Agreement shall prevail. However, in the event that this Agreement survives termination of the Joint Venture Agreement pursuant to Section 8.4 therein, the terms of this Agreement shall exclusively prevail thereafter.

11.3   No variation or amendment of this Agreement shall bind either party unless made in writing in the English language and agreed to in writing by duly authorised officers of all parties.

11.4   Nothing in this Agreement shall be deemed to constitute a partnership between the parties hereto.

11.5   If any provision or part of a provision of this Agreement is held by any court or other competent authority to be void or unenforceable in whole or part, this Agreement shall continue to be valid as to the other provisions of this Agreement and the remainder of the affected provision.

11.6   A failure by either party hereto to exercise or enforce any rights conferred upon it by this Agreement shall not be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement thereof at any subsequent time or times.

ARTICLE 12
NOTICES

All notices or other documents to be given under this Agreement shall be in writing and shall be delivered by hand or sent by guaranteed post or facsimile to the party concerned at the address set out at the head of this Agreement or such other address as one party may from time to time designate by written notice to the other. Any such notice or other document shall be deemed to have been received by the addressee if delivered, upon delivery; if posted, on the third working day following the date of posting; and if sent by facsimile, when the communication is transmitted to the recipient's fax number PROVIDED THAT a copy of the communication is sent by guaranteed post or delivered by hand as soon as practicable thereafter.

ARTICLE 13
GOVERNING LAW

The construction validity and performance of this Agreement shall be governed in all respects by the laws of Alberta and Canada.

ARTICLE 14
DISPUTE RESOLUTION

14.1   All disputes in connection with or in the execution of this Agreement shall be settled by the Parties through friendly consultations. Where a dispute arises which the Parties are unable to resolve, the disputing Party shall in writing provide sufficient detail as to describe such dispute and provide notice of such dispute to the other Party or Parties. The Parties agree that within ten (10) days of receipt of such notice, the Chief Executive Officer of each Party shall meet and confer, either by phone or in person, in a good faith attempt to resolve such dispute. Should the Parties then be unable to resolve any dispute between them, the dispute shall be settled by arbitration, conducted on a confidential basis, under the Province of Alberta *Arbitration Act* (Chapter A-43 as amended) and the International Chamber Committee Rules of Arbitration, such arbitration to be conducted exclusively in the City of Calgary, Alberta, Canada.

14.2   No provision of this Article 14 is intended to prevent a party from seeking injunctive relief as a remedy, or any action necessary to enforce the award of the arbitrators, in a court of competent jurisdiction

IN WITNESS of these matters this document has been executed by the parties on the date set out at the beginning of this Agreement.

COPY

Euro-Projects (LTTC) Ltd

Per: _____

Per: _____

Resin Systems Inc.

Per: _____

Per: _____

Resin Systems International Ltd.

Per: _____

Per: _____

ARTICLE 13
GOVERNING LAW

The construction validity and performance of this Agreement shall be governed in all respects by the laws of Alberta and Canada.

ARTICLE 14
DISPUTE RESOLUTION

14.1　　All disputes in connection with or in the execution of this Agreement shall be settled by the Parties through friendly consultations. Where a dispute arises which the Parties are unable to resolve, the disputing Party shall in writing provide sufficient detail as to describe such dispute and provide notice of such dispute to the other Party or Parties. The Parties agree that within ten (10) days of receipt of such notice, the Chief Executive Officer of each Party shall meet and confer, either by phone or in person, in a good faith attempt to resolve such dispute. Should the Parties then be unable to resolve any dispute between them, the dispute shall be settled by arbitration, conducted on a confidential basis, under the Province of Alberta *Arbitration Act* (Chapter A-43 as amended) and the International Chamber Committee Rules of Arbitration, such arbitration to be conducted exclusively in the City of Calgary, Alberta, Canada.

14.2　　No provision of this Article 14 is intended to prevent a party from seeking injunctive relief as a remedy, or any action necessary to enforce the award of the arbitrators, in a court of competent jurisdiction

IN WITNESS of these matters this document has been executed by the parties on the date set out at the beginning of this Agreement.

Euro-Projects (LTTC) Ltd

Per: _____

Per: _____

Resin Systems Inc.

Per: _____

Per: _____

Resin Systems International Ltd.

Per: _____

Per: _____

SCHEDULE 1

PART 1

PATENT RIGHTS

Country	Application No	Patent No	Technology related to	Status
Austria	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Australia	77369/98	723781	Thermoplastic Pipelining (Aqualiner)	Patent
Belgium	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Canada	2273246		Thermoplastic Pipelining (Aqualiner)	Application
Switzerland	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Czech Republic	PV2167-99		Thermoplastic Pipelining (Aqualiner)	Application
Germany	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Denmark	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Spain	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Finland	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
France	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Great Britain	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Greece	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Ireland	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Italy	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Japan	527453/98		Thermoplastic Pipelining (Aqualiner)	Application
Liechtenstein	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Mexico	995472		Thermoplastic Pipelining (Aqualiner)	Application
Netherlands	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Norway	19992920		Thermoplastic Pipelining (Aqualiner)	Application
New Zealand	335971	335971	Thermoplastic Pipelining (Aqualiner)	Patent
Poland	P-333874		Thermoplastic Pipelining (Aqualiner)	Application
Portugal	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
South Africa	97/112666	97/11266	Thermoplastic Pipelining (Aqualiner)	Patent
Sweden	97949062.0		Thermoplastic Pipelining (Aqualiner)	Application
Turkey	1999/01317	TR199901317B	Thermoplastic Pipelining (Aqualiner)	Patent
USA	319059	6228312	Thermoplastic Pipelining (Aqualiner)	Patent
Australia	2001287886		Pipe Pig (Aqualiner)	Application
Canada	2422570		Pipe Pig (Aqualiner)	Application
Czech Republic	PV2003/796		Pipe Pig (Aqualiner)	Application
Europe	01967611.5		Pipe Pig (Aqualiner)	Application
Japan	2002-528722		Pipe Pig (Aqualiner)	Application
Mexico	PA/a/2003/002369		Pipe Pig (Aqualiner)	Application
Norway	20031240		Pipe Pig (Aqualiner)	Application
New Zealand	524775		Pipe Pig (Aqualiner)	Application
Poland	T360649		Pipe Pig (Aqualiner)	Application
South Africa	2003/2201		Pipe Pig (Aqualiner)	Application
Turkey	2003/00348		Pipe Pig (Aqualiner)	Application
USA	10/380370		Pipe Pig (Aqualiner)	Application
Great Britain	0308529.7		Pipe Pig Passive Heating (Aqualiner)	Application
UK	0304539.0		Hillbilly	Application

PART 2

TRADE MARKS

Country	Registration No	Proprietor	Technology Related to	Status
UK	2337455	Hillbilly ATB Limited	Hillbilly	Registered

SCHEDULE 2

PART 1

EXISTING TECHNOLOGIES

1.   "Hillbilly" All-Terrain Boards Technology

2.   Panels Technology, including such technology relating to, for example, airline luggage containers, roadway sound barriers, form work, portable buildings, road mats, boxes and crates, body work, grain silos, caravans, scaffoldex

3.   Processing of Thermo-Plastic Composites (Envirocomp)

PART 2

CONDITIONAL TECHNOLOGIES

Aqualiner Technology

Composite Automotive Trailers and Components Technology (Roadlite)

Roadway Crash Barriers Technology (EcoSafe)

Decorative and Utility Lighting Standards Technology (SafeComp and Electro Comp)

Reinforcing bars for concrete (Euro Crete)

Ballistics Technology – personal protection

SCHEDULE 3

COLLABORATION AGREEMENTS

Aqualiner Consortium Agreement dated [   ] and any agreement entered into between the parties to that agreement pursuant to the Memorandum of Agreement dated 1st August 2003